                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Sontra Medical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83568W 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Thomas W. Davison, 58 Charles Street, Cambridge, MA 02141, Tel: (617) 494-5337
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                 with a copy to:

                          Lawrence S. Wittenberg, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                           Boston, Massachusetts 02110
                               Tel: (617) 248-7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 19 PAGES

                                  SCHEDULE 13D

CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Gary S. Kohler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            918,460
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             918,460
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                               PAGE 2 OF 19 PAGES

                                  SCHEDULE 13D
CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Michael R. Wigley
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            822,066
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             822,066
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                               PAGE 3 OF 19 PAGES

                                  SCHEDULE 13D

CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY).

      James R. McNab, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            517,822
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             517,822
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                               PAGE 4 OF 19 PAGES

                                  SCHEDULE 13D

CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY).

      Robert S. Langer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            503,370
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             503,572
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                               PAGE 5 OF 19 PAGES

                                  SCHEDULE 13D
CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Joseph Kost
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Israel
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            513,005
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             513,005
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                               PAGE 6 OF 19 PAGES

                                  SCHEDULE 13D
CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Essex Woodlands Health Ventures Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,453,429
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,453,429
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                               PAGE 7 OF 19 PAGES

                                  SCHEDULE 13D

CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY).

      Vanguard VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,303,788
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,303,788
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                               PAGE 8 OF 19 PAGES

                                  SCHEDULE 13D

CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY).

      Vanguard VI Affiliates Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            53,922
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             53,922
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

                               PAGE 9 OF 19 PAGES

                                  SCHEDULE 13D
CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      H&Q Life Sciences Investors
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            457,081
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             457,081
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IV
------------------------------------------------------------------------------

                               PAGE 10 OF 19 PAGES

                                  SCHEDULE 13D
CUSIP NO. 83568W 10 9
---------------------
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      H&Q Healthcare Investors
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            685,621
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             7,180,572
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             685,621
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,180,572(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      76%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IV
------------------------------------------------------------------------------

                               PAGE 11 OF 19 PAGES

(1) Based on 9,449,425 shares of common stock of Sontra Medical Corporation outstanding on June 26, 2002, which number includes (i) 3,035,795 shares of common stock as represented by Sontra Medical Corporation in the Registration Statement on Amendment No. 2 to Form S-4 filed with the Securities and Exchange Commission on May 16, 2002, (ii) 6,210,289 shares of common stock issuable to Sontra Medical, Inc. shareholders in connection with the Merger (as defined below), and (iii) 203,341 shares of common stock that may become outstanding within 60 days upon the exercise of options and warrants.

(2) Each of the reporting persons disclaims beneficial ownership of any such shares of common stock of Sontra Medical Corporation, except for the shares, if any, such reporting person holds of record. The filing of this Schedule 13D shall not be construed as an admission that any reporting person is the beneficial owner of any securities covered by this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the issued and outstanding shares of common stock, $ 0.01 par value ("Company Common Stock"), of Sontra Medical Corporation, a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 58 Charles Street, Cambridge, MA 02141, telephone number (617) 494-5337.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by (i) Gary S. Kohler and Michael Wigley (together, the "Directors"), and (ii) James R. McNab, Jr., Robert S. Langer, Joseph Kost, Essex Woodlands Health Ventures Fund IV, L.P. ("Essex"), Vanguard VI, L.P., Vanguard VI Affiliates Fund, L.P. (together with Vanguard VI, L.P., the "Vanguard Entities"), H&Q Life Sciences Investors and H&Q Healthcare Investors (together with H&Q Life Sciences Investors, the "H&Q Entities" and, the H&Q Entities together with Messrs. McNab, Langer and Kost, Essex and the Vanguard Entities, the "Shareholders").

     (b) The principal business address of Mr. Kohler is Whitebox Advisors, 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The principal business address of Mr. Wigley is P.O. Box 376, Long Lake, MN 55356-0376. The principal business address of Messrs. McNab and Kost is Sontra Medical Corporation, 58 Charles Street, Cambridge, MA 02141. The principal business address of Dr. Langer is Massachusetts Institute of Technology, Department of Chemical Engineering, 77 Massachusetts Avenue, Building E25, Room 342, Cambridge, MA 02139. The principal business address of Essex is Waterway Plaza Two, 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380. The principal business address of the Vanguard Entities is 1330 Post Oak Blvd., Suite 1550, Houston, TX 77056. The principal business address of the H&Q Entities is 50 Rowes Wharf, 4th Floor, Boston, MA 02110.

     (c) Mr. Kohler is currently employed by Pyramid Trading Limited Partnership. Mr. Wigley is currently employed by Great Plains Companies, Inc. Messrs. McNab and Kost are employed by the Company. Dr. Langer is employed as a professor by the Massachusetts Institute of Technology and is a consultant of the Company. Essex and the Vanguard Entities are venture capital partnerships. The H&Q Entities are business trusts registered as diversified closed-end management investment companies.

     (d) During the five years prior to the date hereof, neither the Directors nor any of the Shareholders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, neither the Directors nor any of the Shareholders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order

                               PAGE 12 OF 19 PAGES
enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Messrs. Kohler, Wigley, McNab and Langer is a United States citizen. Dr. Kost is an Israeli citizen. Essex is a limited partnership organized under the laws of the State of Delaware. Each of the Vanguard Entities is a limited partnership organized under the laws of the State of Delaware. Each of the H&Q Entities is a trust organized under the laws of the Commonwealth of Massachusetts.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         During the period from March 14, 1998 to June 26, 2002, Mr. Wigley acquired 528,400 shares of Company Common Stock, for an aggregate purchase price of $1,253,061. The source of funds of these purchases were the personal funds of Mr. Wigley. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         During the period from September 1, 1989 to June 26, 2002, Mr. Kohler acquired 918,460 shares of Company Common Stock, for an aggregate purchase price of $974,000. The source of funds of these purchases were the personal funds of Mr. Kohler. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On June 20, 2002, the Company consummated a business combination (the "Merger") with Sontra Medical, Inc. ("Sontra"). As a result of the Merger, the outstanding shares of Sontra's stock were converted into the right to receive newly-issued shares of Company Common Stock based on an exchange ratio of 0.1927 of a share of Company Common Stock for each share of Sontra common stock. Based on this exchange ratio, an aggregate of 6,210,289 shares of Company Common Stock were issued to the shareholders of Sontra on the closing date of the Merger, resulting in the shareholders of Sontra owning approximately 67% of outstanding shares of Company Common Stock and the Company's shareholders owning approximately 33% of the outstanding shares of Company Common Stock. Of the 6,210,289 shares of Company Common Stock issued in the Merger, an aggregate of 5,435,046 shares were issued to the Shareholders. For purposes of this Schedule 13D filing, the Shareholders may be deemed to have acquired the shares of Company Common Stock in connection with changing or influencing the control of the Company, or as a participant in a transaction having that purpose or effect. No monetary consideration was paid by the Shareholders to the Company in connection with their exchange of shares in the Merger.

ITEM 4.  PURPOSE OF TRANSACTION.

         As stated in Item 3, on June 20, 2002, the Company and Sontra consummated the Merger. In connection with the Merger, the Directors and the Shareholders entered into a certain director voting agreement (the "Director Voting Agreement"). The following is a summary of the Director Voting Agreement. This summary is not a complete description of the terms and conditions of the Director Voting Agreement and is qualified in its entirety by reference to the Director Voting Agreement, which is attached hereto as Exhibit 2 and which Director Voting Agreement is specifically incorporated by reference into this
Schedule 13D. Pursuant to the Director Voting Agreement, the Shareholders have agreed to vote all of the shares of Company Common Stock owned or acquired by them (the "Shares") as follows: (i) to cause and maintain the election of the Directors to the Board of Directors of the Company, and (ii) against the approval of any other proposal or action which would or could reasonably be

                              PAGE 13 OF 19 PAGES
expected to impede, frustrate, prevent, prohibit or discourage the election of the Directors to the Board of Directors of the Company. The shared voting power of the Directors and the Shareholders pursuant to the Director Voting Agreement currently relates to 7,180,572 issued and outstanding shares of Company Common Stock. The Shareholders retain the right to vote their Shares in their discretion with respect to matters other than those identified in the Director Voting Agreement. The Director Voting Agreement terminates as of the later of
(i) immediately following the third meeting of the shareholders of the Company called for the purpose of electing directors of the Company, or (ii) June 20, 2005.

         Other than as described above, each of the Directors and the Shareholders has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although each of the Directors and the Shareholders individually reserve the right to acquire additional securities of the Company or dispose of additional securities of the Company).

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries.

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of the Company.

         (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940.

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. (Following the consummation of the Merger, the Company is now required to meet the initial listing requirements for the Nasdaq SmallCap Market. If it cannot meet these requirements, the Company will be de-listed from the Nasdaq SmallCap Market).

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j)   Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Director Voting Agreement, each of the Directors and the Shareholders may be deemed to be the beneficial owner of 7,180,572 shares of Company Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by virtue of their direct or indirect right to direct the voting of the shares beneficially and collectively owned by the Directors and the Shareholders pursuant to the terms of the Director Voting Agreement. Such Company Common Stock currently constitutes approximately 76.0% of the issued and outstanding shares of Company Common Stock (based on 9,449,425 shares of Company Common Stock outstanding and 203,341 shares of

                              PAGE 14 OF 19 PAGES

Company Common Stock that may become outstanding within 60 days upon the exercise of options and warrants).

         Mr. Kohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 918,460 shares of Company Common Stock, which constitute approximately 9.7% of the Company Common Stock issued and outstanding. The 918,460 shares of Company Common Stock include 40,000 shares held by Mr. Kohler as custodian for the benefit of his children. Mr. Kohler disclaims beneficial ownership of such shares held by him as custodian for the benefit of his children. Mr. Kohler has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. Kohler does not share dispositive power with respect to any shares of Company Common Stock. Mr. Kohler is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 918,460 shares over which he has sole voting and dispositive power, as described above.

         Mr. Wigley has beneficial ownership, including the sole power to vote and to direct the disposition, of 822,066 shares of Company Common Stock, which constitute approximately 8.7% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 822,066 shares of Company Common Stock include 100,200 shares that are held by Mr. Wigley as custodian for his minor children and 298,666 shares of Company Common Stock which Mr. Wigley may acquire within 60 days upon exercise of options and warrants. Mr. Wigley disclaims beneficial ownership of the shares held by his minor children. Mr. Wigley has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. Wigley does not share dispositive power with respect to any shares of Company Common Stock. Mr. Wigley is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 822,066 shares over which he has sole voting and dispositive power, as described above.

         Mr. McNab has beneficial ownership, including the sole power to vote and to direct the disposition, of 517,822 shares of Company Common Stock, which constitute approximately 5.5% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 517,822 shares of Company Common Stock include 106,918 shares that are held by the J.R. and M.W. McNab Family LLC and 24,087 shares of Company Common Stock which Mr. McNab may acquire within 60 days upon exercise of options and warrants. Mr. McNab has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. McNab does not share dispositive power with respect to any shares of Company Common Stock. Mr. McNab is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 517,822 shares over which he has sole voting and dispositive power, as described above.

         Dr. Langer has beneficial ownership, including the sole power to vote and to direct the disposition, of 503,370 shares of Company Common Stock, which constitute approximately 5.3% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 503,370 shares of Company Common Stock include 28,905 shares of Company Common Stock that are held by Laura Langer as custodian for Dr. Langer's minor children, 28,905 shares of Company Common Stock that are held by Dr. Langer's minor children, and 9,635 shares of Company Common Stock which Dr. Langer may acquire within 60 days upon exercise of options and warrants. Dr.

                              PAGE 15 0F 19 PAGES

Langer disclaims beneficial ownership of the shares held by Laura Langer as custodian for Dr. Langer's minor children and by his minor children. Dr. Langer has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Dr. Langer does not share dispositive power with respect to any shares of Company Common Stock. Dr. Langer is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 503,370 shares over which he has sole voting and dispositive power, as described above.

         Dr. Kost has beneficial ownership, including the sole power to vote and to direct the disposition, of 513,005 shares of Company Common Stock, which constitute approximately 5.4% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 513,005 shares of Company Common Stock include 19,270 shares of Company Common Stock which Dr. Kost may acquire within 60 days upon exercise of options and warrants. Dr. Kost has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Dr. Kost does not share dispositive power with respect to any shares of Company Common Stock. Dr. Kost is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 513,005 shares over which he has sole voting and dispositive power, as described above.

         Essex has beneficial ownership, including the sole power to vote and to direct the disposition, of 1,453,429 shares of Company Common Stock, which constitute approximately 15.4% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 1,453,429 shares of Company Common Stock include 50,000 shares of Company Common Stock which Martin P. Sutter ("Sutter") may acquire within 60 days upon exercise of options and warrants. Essex disclaims beneficial ownership of the shares held by Sutter. Essex has shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Essex does not share dispositive power with respect to any shares of Company Common Stock. Essex is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,453,429 shares over which he has sole voting and dispositive power, as described above.

         The Vanguard Entities have beneficial ownership, including the sole power to vote and to direct the disposition, of 1,357,710 shares of Company Common Stock, which constitute approximately 14.4% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The Vanguard Entities have shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. The Vanguard Entities do not share dispositive power with respect to any shares of Company Common Stock. The Vanguard Entities are not entitled to any rights as a shareholder of the Company for, and disclaim beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,357,710 shares over which the Vanguard Entities have sole voting and dispositive power, as described above.

         The H&Q Entities have beneficial ownership, including the sole power to vote and to direct the disposition, of 1,142,702 shares of Company Common Stock, which constitute approximately 12.1% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants

                              PAGE 16 OF 19 PAGES
within 60 days. The H&Q Entities have shared power to vote 7,180,572 shares of Company Common Stock for the limited purposes described in Item 4 to Schedule 13D, which represent approximately 76.0% of the Company Common Stock assuming the exercise of options and warrants within 60 days. The H&Q Entities do not share dispositive power with respect to any shares of Company Common Stock. The H&Q Entities are not entitled to any rights as a shareholder of the Company for, and disclaim beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,142,702 shares over which the H&Q Entities have sole voting and dispositive power, as described above.

         (c) Mr. Wigley has effected the transactions in the Company Common Stock set forth on Exhibit 4 hereto since his most recent filing on Schedule 13D. None of Mr. Kohler or the Shareholders have effected any transaction in the Company Common Stock within the past 60 days.

         (d) Except as described above, no person other than the Directors and the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock beneficially owned by the Directors and the Shareholders respectively.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described in this Schedule 13D, neither the Directors or any Shareholder has executed any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except as described in Exhibit 1. Such documents are qualified in their entirety by reference to the document included as Exhibit 1 attached hereto and incorporated herein in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION

   1 Registration Statement on Form S-4/A as filed by the Company on May 16, 2002, including the Agreement and Plan of Reorganization, dated as of February 27, 2002, by and among ChoiceTel Communications, Inc., CC Merger Corp. and Sontra Medical, Inc. attached as Annex A thereto (incorporated herein by reference, File No. 333-86814).

   2 Director Voting Agreement, dated as of June 20, 2002, by and among the Directors and the Shareholders.

   3 Joint Filing Agreement, dated as of July 1, 2002, by and among the Directors and the Shareholders.

   4           Transactions by Reporting Persons in Company Common Stock Since
               June 1, 2002.

                              PAGE 17 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2002

                                        /s/ Gary S. Kohler
                                        ----------------------------------------
                                        Gary S. Kohler

                                        /s/ Michael R. Wigley
                                        ----------------------------------------
                                        Michael R. Wigley

                                        /s/ James R. McNab, Jr.
                                        ----------------------------------------
                                        James R. McNab, Jr.

                                        /s/ Robert S. Langer
                                        ----------------------------------------
                                        Robert S. Langer

                                        /s/ Joseph Kost
                                        ----------------------------------------
                                        Joseph Kost

                                        ESSEX WOODLANDS HEALTH VENTURES
                                        FUND IV, L.P.

                                        By:  Essex Woodlands Health Ventures IV,
                                        L.L.C., general partner

                                        By:    /s/ Martin P. Sutter
                                           -------------------------------------
                                        Name:  Martin P. Sutter
                                        Title: Managing Director

                              PAGE 18 OF 19 PAGES

                                        VANGUARD VI, L.P.

                                        By:  Vanguard VI Venture Partners,
                                        L.L.C., general partner


                                        By:    /s/ Robert D. Ulrich
                                           -------------------------------------
                                        Name:  Robert D. Ulrich
                                        Title: Member

                                        VANGUARD VI AFFILIATES FUND, L.P.

                                        By:  Vanguard VI Venture Partners,
                                        L.L.C., general partner


                                        By:    /s/ Robert D. Ulrich
                                           -------------------------------------
                                        Name:  Robert D. Ulrich
                                        Title: Member

                                        H&Q HEALTHCARE INVESTORS


                                        By:    /s/ Kim Carroll
                                           -------------------------------------
                                        Name:  Kim Carroll
                                        Title: Treasurer

                                        H&Q LIFE SCIENCES INVESTORS


                                        By     /s/ Kim Carroll
                                          --------------------------------------
                                        Name:  Kim Carroll
                                        Title: Treasurer

                              PAGE 19 OF 19 PAGES